February 14, 2025

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Dunham Funds

Dear Ms. Fettig:

Thank you for your verbal comments on February 4, 2025, regarding the Dunham Funds (the “Registrant”), and its series portfolios (the “Funds”), Form N-CSR (Certified Shareholder Report) for the reporting period ended October 31, 2024.

Below are the SEC staff comments and the Registrant’s responses, which the Registrant has authorized us to provide to you.

Form N-CSR (Certified Shareholder Report)
Comment #1:	The Registrant’s Form N-CSR (the “Form”) was filed on Monday, January 13, 2025. However, the filing was due on Friday, January 10, 2025. Please explain the reason for the late filing, and any procedures in place to help ensure future such filings are timely made.
Response:	There was an issue in generating the iXBRL version of the Tailored Shareholder Report for one of the Dunham Funds within the N-CSR filing which required additional time to resolve and resulted in the one business-day delay in filing. The Registrant has successfully addressed this issue and does not believe this to be a recurring matter preventing timely filings in the future.
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Comment #2:	Please confirm, if accurate, that the Funds TSRs were “transmitted [to shareholders] within 60 days after the close of the [October 31, 2024 reporting] period,” in accordance with Rule 30e-1.
Response:	A late adjustment in the financial statements resulted in a change in the TSR, that was completed on December 31, 2024. On that same day, the Registrant transmitted the TSRs to the Fund shareholders. The Registrant is working with its service providers to ensure adjustments are identified earlier in the process.

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Please contact Robert A. Robertson at (213) 808-5736 if you have any additional comments or questions regarding the Registrant’s responses.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson

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